Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194135

AMERICAN REALTY CAPITAL NEW YORK CITY REIT, INC.

SUPPLEMENT NO. 18, DATED APRIL 2, 2015,
TO THE PROSPECTUS, DATED APRIL 24, 2014

This prospectus supplement, or this Supplement No. 18, is part of the prospectus, or the Prospectus, of American Realty Capital New York City REIT, Inc., or the Company, dated April 24, 2014, as supplemented by Supplement No. 14, dated January 16, 2015, or Supplement No. 14, Supplement No. 15, dated January 29, 2015, or Supplement No. 15, Supplement No. 16, dated February 4, 2015, or Supplement No. 16, and Supplement No. 17, dated February 17, 2015, or Supplement No. 17. This Supplement No. 18 supplements, modifies, supersedes and replaces certain information contained in our Prospectus, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17 and should be read in conjunction with our Prospectus, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17. This Supplement No. 18 will be delivered with the Prospectus, Supplement No. 14, Supplement No. 15, Supplement No. 16 and Supplement No. 17. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 18 is to update our description of real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The section entitled “Probable Property Investments — 123 William Street” as included in Supplement No. 16 is hereby deleted in its entirety.

The following disclosure is added at the end of the section entitled “Description of Real Estate Investments — Recent Property Acquisitions — 570 Seventh Avenue,” as included in Supplement No.14.

“123 William Street

On March 27, 2015, we acquired the fee simple interest in an institutional-quality office building located at 123 William Street in downtown Manhattan.

The seller of the property was EEGO 123 William Owner, LLC. The seller is a wholly owned subsidiary of EEGO-ARC 123 William JV, LLC, a joint venture in which New York REIT, Inc. (“NYRT”) held a $35.1 million preferred equity interest. The sponsor of NYRT is also the sponsor of the Company.

Capitalization

The contract purchase price of the property was $253.0 million, exclusive of closing costs. We funded the purchase price with proceeds from our ongoing initial public offering and a loan from Capital One, National Association as Administrative Agent for the other lenders thereto. In connection with the acquisition of the property, we paid our advisor $5.9 million in acquisition fees.

Major Tenants/Lease Expiration

The property contains approximately 543,000 rentable square feet and is currently 98% leased. The property’s largest tenants are the People of the State of New York, Planned Parenthood Federation of America, Inc., and the City of New York each representing approximately 17%, 14% and 12% of annualized cash base rent, respectively.

The following table provides information relating to lease commencement and termination dates, rentable square feet, annualized cash base rent, rental escalations and renewal options for the three largest tenants, which represent greater than 10% of total annualized cash base rent. The leases with the People of the State of New York and the City of New York each, in the aggregate, represent greater than 10% of total rentable square feet. The lease with Planned Parenthood Federation of America, Inc. represents greater than 10% of total rentable square feet. No other tenants represent greater than 10% of total rentable square feet.

Tenant	Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Annualized Cash Base Rent (in thousands)(9)	Rental Escalations	Renewal Options
The People of the State of New York(1)(2):
Department of State	August 2012	July 2022	45,313	$1,435	1.75% annually	1 – 5 year option
Office of Court Administration	May 2000	April 2015	24,901	793	None	None
Office of the State Comptroller	June 2000	May 2015	18,747	579	None	None
Emergency Financial Control Board	July 2008	June 2018	12,658	537	2.50% annually	1 – 5 year option
Planned Parenthood Federation of America, Inc.	September 2015(3)	March 2031(3)	65,242	2,675	(4)	1 – 5 year option
The City of New York(5)(6):
Department of Youth and Community Development	August 2014	August 2017(7)	40,610	1,706	None	None
Department of Citywide Administrative Services(8)	April 2015	March 2030	20,877	668	12.5% in years 5 and 10	1 – 5 year option

(1)	The People of the State of New York hold four leases occupied by the Department of State, Office of Court Administration, Office of the State Comptroller and the Emergency Financial Control Board.
(2)	The leases with the People of the State of New York contain an executory clause whereby monetary liability under the lease is limited to the funds available to the one or more departments, commissions, boards or officers to which the premises may be allotted.
(3)	Planned Parenthood Federation of America, Inc.’s lease will commence upon substantial completion of certain agreed-upon alterations to the space, which is currently estimated to be September 2015, and will expire 15 years and six months after lease commencement, which is currently estimated to be March 2031.
(4)	The lease with Planned Parenthood Federation of America, Inc. contains escalation provisions of 2% annually, with a $6.00 per square foot step up in years 6 and 11.
(5)	The City of New York holds two leases occupied by the Department of Youth and Community Development and the Department of Citywide Administrative Services.
(6)	The City of New York may terminate its lease agreements at various times and may be subject to a termination fee as outlined in the lease agreements.
(7)	After the initial 36 month term of the lease, the lease will continue until termination by either party with no penalty or fee payable.
(8)	The City of New York’s lease that will be occupied by the Department of Citywide Administrative Services will commence upon substantial completion (the “Commencement Date”) of certain agreed-upon alterations to the space, which is currently estimated to be April 2015, and expires at midnight of the day before the 15th anniversary of the Commencement Date, which is currently estimated to be March of 2030.
(9)	Represents current month annualized cash rent if rent has commenced or annualized cash rent for the month of rent commencement if rent has not commenced.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	53.70%	30.78%	24.86%	10.71%	10.71%
Average effective annual rent per rentable square foot	$39.89	$37.98	$38.05	$34.26	$33.62

The table below sets forth the lease information for each of the next ten years (annualized rental income in thousands):

Period	Number of Leases Expiring	Total Square Feet of Expiring Leases	% of Leased Area Represented by Expiring Leases	Annualized Rental Income Under Expiring Leases	% of Total Annualized Rental Income Represented by Expiring Leases(1)
March 27, 2015 – December 31, 2015	1	18,747	3.5%	$803	4.0%
2016	2	48,330	9.1%	1,057	5.2%
2017	2	60,915	11.5%	958	4.7%
2018	1	12,658	2.4%	562	2.7%
2019	4	19,540	3.7%	1,336	6.6%
2020	1	4,548	0.9%	196	1.0%
2021	—	—	—%	—	—%
2022	3	98,445	18.6%	3,652	18.0%
2023	—	—	—%	—	—%
2024	2	37,980	7.2%	1,293	6.4%
	16	301,163	56.9%	$9,857	48.6%

(1)	Annualized rental income as of March 27, 2015 on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Other

We believe the property is suitable and adequate for its uses.

We anticipate making approximately $5.2 million in additional investments in the property to modernize the elevator system. We intend to fund the additional investment with proceeds from our ongoing initial public offering.

We believe the property is adequately insured.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 Federal tax return.

The annual real estate taxes payable on the property for the current tax year are expected to be $4.0 million, at a rate of 10.684%.

We believe that the property is well located, has acceptable roadway access and is well maintained. The property is subject to competition from similar properties within its respective market area and the economic performance of the tenants of the property and their operations could be affected by changes in local economic conditions. We did not consider any other factors material or relevant to the decision to acquire the property, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Financial Obligations

Capital One Loan

On March 27, 2015, the Company, through a wholly owned subsidiary of the OP, entered into a loan agreement (the “Loan”) with Capital One, National Association, as Administrative Agent for the lender thereto, for a maximum amount of $110.0 million in connection with the Company’s acquisition of the Property. The Loan bears interest at a rate of one month LIBOR plus 2.25% and requires monthly interest payments, with the principal balance due on the maturity date in March 2017 with a one-time option to extend for one year. The Loan is nonrecourse, may be accelerated only in the event of a default and may be prepaid, in whole or in part, without penalty.”